STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
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August 31, 2007

Tia Jenkins, Senior Assistant Chief Accountant,

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

RE:	Gamma Pharmaceuticals, Inc.

Your Letter of August 8, 2007

Form 10-KSB for Fiscal Year Ended March 31, 2007

Filed on July 6, 2007

File No. 333-61890

Dear Ms. Jenkins:

This correspondence is in response to your letter dated August 8, 2007 in reference to our filing of the Form 10-KSB for the fiscal year ended March 31, 2007 on behalf of Gamma Pharmaceuticals, Inc. (“Gamma”), your File Number 333-61890.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-KSB/A-1.

Item-8A. Controls and Procedures, page 33

1.	We note that your disclosures do not comply with Items 307 mad 308(c) of Regulation S-B in the following respects:

•

We note your statement that "no matter how well designed and operated, a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are met." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

Gamma/SEC 1st Comment Response

August 31, 2007

Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed.

•

We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

Please revise your filing to address each of the matters noted above, or confirm that you will do so in future filings.

Response:

We have complied with your request and amended our Form 10-KSB for the fiscal year ended March 31, 2007 to revise Item 8A. Controls and Procedures to comply with Items 307 and 308(c) of Regulation S-B and to state as follows:

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. As of the end of the period covered by this report, Peter Cunningham, our Chief Executive Officer, and Joseph Cunningham, our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based on the evaluation, which disclosed no significant deficiencies or material weaknesses, Peter Cunningham and Joseph Cunningham concluded that our disclosure controls and procedures are effective in timely alerting him to material information required to be included in our periodic SEC filings.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements, page F-1

Note 1: Description of Business and Summary of Significant Accounting Policies Intangible Assets, page F-7

2.

We note that you determined that the intangible assets (trademarks and copyrights) acquired through the "Technology Transfer Agreement" have an indefinite life. Please revise your disclosure to separately state the amount recorded for each category of acquired intangible asset, and tell us how you evaluated each of the criteria in paragraph 11 and Appendix A of SFAS 142 to determine that the acquired intangibles had an indefinite usefu1 life. We note that your financial statements include a going concern qualification, which would appear to indicate that the useful life of any acquired intangibles would be limited due to economic factors regarding your continuing viability, In addition, we note that the situations in which it would be appropriate to use an indefinite useful life for trademarks are limited to situations in which the acquired assets have a demonstrated history of generating positive cash flows and are reasonably expected to do so for an indefinite period of time from the perspective of the acquiring entity. Please revise the financial statements and related disclosures accordingly.

Gamma/SEC 1st Comment Response

August 31, 2007

Response:

After further review and inquiry, we have determined that the useful life of the intangible assets should be 10 years based on the estimated remaining useful life of the asset. The asset did not generate any revenue during the fiscal year ended March 31, 2007 and therefore no amortization was recorded. We will commence amortization during the period when production begins and revenue is generated and the economic benefits of the asset begin to be consumed. Our plan is to start amortization during the quarter ended September 30, 2007 using a straight line method. We have amended the disclosures in the footnotes on the Form 10-KSB for the year ended March 31, 2007 and Form 10-QSB for the period ended June 30, 2007 for the useful life and the amortization policy. There were no changes to the financial statements.

3.

We note that a valuation analysis was performed by BCC Capital Partners. Please note that where reference is made to the use of valuation firms or other experts, the consent of the expert should be filed as an exhibit to any registration statement or Exchange Act report that is incorporated by reference into a registration statement.

Response:

We agree with the comments from the commission, and will obtain a consent letter from BCC Capital Partners to include in our future filing of any registration statement or Exchange Act report that is incorporated by reference into a registration statement.

Note 7: Equity, page F-12

4.

Based on your disclosure, it appears the common stock included in the units purchased on November 1, 2006 and January 31, 2006 has not been issued at the balance sheet date. Accordingly, it would appear that the related balances should be reflected as liabilities rather than equity at March 31, 2007 and that the shares should not be reflected as outstanding. Please clarify and revise the financial statements accordingly.

Response:

After further review and inquiry, we have determined that any shares of common stock that were not issued by the transfer agent were recorded as stock payable, an equity account. These shares of common stock are not included in the number of shares issued and outstanding at March 31, 2007. Our company utilizes the services of a transfer agent to keep a record of the common stock and we handle our own records for the common stock warrants. We acknowledge that the units were sold as 1 share of common stock and 3 warrants. However, due to administrative delays with the issuance of the common stock, there are instances when the investor will receive their warrants before receiving the shares of common stock. We have amended the disclosures in the footnotes on the Form 10-KSB for the year ended March 31, 2007 and we have included expanded disclosures in the Form 10-QSB for the period ended June 30, 2007. There were no changes to the financial statements.

Note 8: Stock Warrants and Options, page F-14

5.	Please revise to disclose the material terms of the warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement

Gamma/SEC 1st Comment Response

August 31, 2007

methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations. Tell us how you evaluated paragraphs 12-32 of EITF 00-19 to determine whether the warrants should be classified as liabilities or equity. Also, please file each of the agreements relating to the various financing activities as material contract exhibits in accordance with Item 601 of Regulation S-B.

Response:

After further review and inquiry, we have determined we can settle in unregistered shares and warrants and there are no penalties or liquidated damages as part of the subscription agreement. We have evaluated the paragraphs of 12-32 of EITF 00-19 and determined that the warrants should be classified as permanent equity. We have amended the disclosures in the footnotes on the Form 10-KSB for the year ended March 31, 2007 and we have included expanded disclosures in the Form 10-QSB for the period ended June 30, 2007 regarding the unregistered shares and warrants.

Additionally, we have amended the Form 10-KSB for the fiscal year ended March 31, 2007 to include the agreements relating to various financing activities as material contract exhibits in accordance with Item 601 of Regulation S-B.

Please advise if we can be of any further assistance.

Sincerely,

/s/Donald J. Stoecklein

Donald J. Stoecklein